File No. 333-133627
UNDERLYING FUNDS TRUST
701 Westchester Avenue
Suite 312W
White Plains NY 10604

May 17, 2006

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:       Request for Withdrawal of Registration under Securities Act of 1933 (the “Securities Act”)
(Accession No. 0000894189-06-000990)
Underlying Funds Trust (File No. 333-133627; CIK 0001360480 )

Ladies and Gentlemen:

The Underlying Funds Trust on behalf of its series (the “Funds”) hereby requests withdrawal of the Registration Statement pertaining to the 1933 Act filing, filed by the Funds on Form N-1A via EDGAR transmission to the Securities and Exchange Commission (the "Commission") on April 28, 2006 (accession number 0000894189-06-000990).

The Funds request withdrawal on the basis that Funds were inadvertently filed under the Securities Act. The Funds are not being publicly offered and should have only been filed under the Investment Company Act of 1940 (the “1940 Act”). The Funds wish to only withdraw the registration statement filed under the Securities Act, not the 1940 Act.

When the error was discovered, the Funds contacted the Commission and were advised by Ruth A. Sanders, EDGAR Project, Division of Investment Management and Christian Sandoe, Division of Investment Management, to withdraw the registration under the Securities Act.

Based on the above, the Funds hereby request withdrawal of the Funds’ Securities Act Registration Statement on N-1A (File No. 333-133627) pursuant to Rule 477(a) under the Securities Act. The Funds submit that withdrawal of this Registration Statement, which was incorrectly filed on April 28, 2006, is consistent with the public interest and protection of investors. This withdrawal will not affect the Funds’ original registration under the 1940 Act which will remain in effect. We understand that absent objection by the Commission's staff this withdrawal will become effective immediately.

If you have any questions or comments about this request, please call Rodney DeWalt at (414) 765-5340. Thank you for your time and attention to this matter.

Sincerely,

Underlying Funds Trust

By: /s/Kristina Labermeier
Name: Kristina Labermeier
Title: Secretary